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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 29, 2003

BUHRMANN NV

(Translation of Registrant's Name into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated April 29, 2003 PRELIMINARY FIRST QUARTER 2003 RESULTS BUHRMANN NV

Buhrmann NV Hoogoorddreef 62 1101 BE Amsterdam ZO P.O. Box 23456 1100 DZ Amsterdam ZO The Netherlands
PRESS RELEASE		Telephone +31 (0)20 651 11 11
Date Number	29 April 2003 004	Telefax +31 0(20) 651 10 00 E-mail corpcomm@buhrmann.com
PRELIMINARY FIRST QUARTER 2003 RESULTS BUHRMANN NV		Website www.buhrmann.com

        In the Annual General Meeting of Shareholders' held today, the following information was disclosed regarding the course of affairs in the first quarter of 2003:

        Based on preliminary figures, Buhrmann posted net sales of EUR 2,154 million in the first quarter of 2003 (first quarter 2002: EUR 2,547 million). The decline includes a significant translation effect, mainly caused by a 20% fall in the average exchange rate of the US dollar to the Euro. The Office Products North America Division sales increased by 1% organically. In the Office Products Europe/Australia, Paper Merchanting, and Graphic Systems divisions organic sales declined by 4%, 7% and 25% respectively. The resulting organic sales decline for the total Buhrmann Group was 4%, which reflects the difficult circumstances in our markets.

        Net profit from ordinary operations before amortisation of goodwill (cash earnings) totalled EUR 91 million. This includes EUR 58 million from indemnity payments which we received. In addition, we experienced a tax benefit of EUR 30 million resulting from the related release of a valuation allowance regarding the former ISD* (France) investments. Excluding exceptional items and the aforementioned tax benefit, cash earnings totalled EUR 5 million for the first quarter of this year (first quarter 2002: EUR 37 million). First quarter cash earnings per share (fully diluted) amounted to EUR 0.57. Excluding exceptional items and the tax benefit, cash earnings per share for the first quarter of 2003 totalled EUR 0.02 (2002: EUR 0.22).

        Interest-bearing net debt further decreased to EUR 1,636 million at the end of the first quarter of 2003, versus EUR 2,183 million at the end of the first quarter of 2002 and EUR 1,735 million at year-end 2002.

        The financial statements for the first quarter and a detailed analysis of financial and operational developments will be published on Wednesday, 7 May 2003.

        *ISD = The Information Systems Division which was divested in May 2000.

Note to editors

For more information, please contact:	Analysts can contact:
Buhrmann Corporate Communications	Buhrmann Investor Relations
Ewold de Bruijne	Carl Hoyer
Tel. +31 20 651 10 34 / +31 6 537 400 76	Tel. +31 20 651 10 42
e-mail: ewold.de.bruijne@buhrmann.com	e-mail: carl.hoyer@buhrmann.com

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Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.

        With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 10 billion with around 25,000 employees in more than 30 countries.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
By:	/s/ F.H.J. KOFFRIE F.H.J. Koffrie Member Executive Board
By:	/s/ J.P.E. BARBAS J.P.E. Barbas Company Secretary

        Date: April 29, 2003

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SIGNATURE